FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

                 HSBC HOLDINGS PLC

               BLOCK LISTING SIX MONTHLY RETURN
Date: 2 July 2025

All securities below are HSBC Holdings plc ordinary shares of US$0.50 each.

Name of applicant:		HSBC Holdings plc
Name of scheme:
1.   Employee Share Option Scheme
2.   Executive Share Option Scheme
3.   Employee SAYE Plan
4.   Ongoing obligations to issue shares in connection with the acquisition of HSBC Finance Corporation (formerly Household International Inc.)
5.   HSBC Holdings Group Share Option Plan
6.   HSBC Share Plan
7.   HSBC Share Plan 2011
8.   HSBC International Employee Share Purchase Plan

Period of return:	From:	01.01.2025	To:	30.06.2025
Balance of unallotted securities under scheme(s) from previous return:		1. 122,418 2. 1,468,459 3. 16,986,053 4. 68,325,450 5. 19,458,570 6. 824,887 7. 26,959,954 8. 1,821,923
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		1. 0 2. 0 3. 0 4. 0 5. 0 6. 0 7. 0 8. 0
Less: Number of securities issued/allotted under scheme(s) during period (see UKLR 20.6.7G):		1. 0 2. 0 3. 0 4. 0 5. 0 6. 0 7. 9,725,323 8. 0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1. 122,418 2. 1,468,459 3. 16,986,053 4. 68,325,450 5. 19,458,570 6. 824,887 7. 17,234,631 8. 1,821,923

Name of contact:	Lee Davis, Head of Shareholder Governance
Telephone number of contact:	shareholderquestions@hsbc.com +44 (0)20 7991 8888

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 02 July 2025